Filed pursuant to Rule 433
Registration No. 333-179383

FINAL TERM SHEET

Dated October 3, 2012

The Bank of Nova Scotia

US$1,350,000,000 0.750% SENIOR NOTES DUE 2015

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	0.750% Senior Notes due 2015

Aggregate Principal Amount Offered:	US$1,350,000,000

Maturity Date:	October 9, 2015

Price to Public:	99.997% of the principal amount of the Securities

Underwriters’ Fee:	0.25%

Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	US$1,346,584,500

Coupon (Interest Rate):	0.750%

Re-offer Yield:	0.751%

Spread to Benchmark Treasury:	T + 45 basis points

Benchmark Treasury:	0.250% due September 15, 2015

Benchmark Treasury Yield:	0.301%

Interest Payment Dates:	April 9 and October 9 of each year, beginning on April 9, 2013

Trade Date:	October 3, 2012

Settlement Date:	October 9, 2012; (T+3)

CUSIP / ISIN:	064159BA3 / US064159BA36

Underwriters:

Underwriter	Principal Amount of Three-Year Fixed Rate Notes To Be Purchased
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$297,000,000
Scotia Capital (USA) Inc.	$297,000,000
Barclays Capital Inc.	$243,000,000
J.P. Morgan Securities LLC	$216,000,000
Citigroup Global Markets Inc.	$135,000,000
Deutsche Bank Securities Inc.	$27,000,000
Goldman, Sachs & Co.	$27,000,000
Morgan Stanley & Co. LLC	$27,000,000
UBS Securities LLC	$27,000,000
Wells Fargo Securities, LLC	$27,000,000
RBS Securities Inc.	$13,500,000
Standard Chartered Bank	$13,500,000

Total	$1,350,000,000

The Bank has filed a registration statement (File No. 333-179383) (including a base shelf prospectus dated February 13, 2012) and a preliminary prospectus supplement dated October 3, 2012 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Barclays Capital Inc. at 1-888-603-5847, Scotia Capital (USA) Inc. at 1-800-372-3930, Citigroup Global Markets Inc. at 1-800-831-9146, or J.P. Morgan Securities LLC at 1-212-834-4533.